Home Office:
Harrison, NY
Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, IA 52499

July 13, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company
Separate Account VA QQ
Flexible Premium Variable Annuity – T
Initial Filing
File Nos. 333-173975/811-22556

Dear Mr. Ruckman:

This letter responds to written comments that you provided with respect to the above-referenced Initial Filing for Separate Account VA QQ of Transamerica Financial Life Insurance Company (“TFLIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

1.	General

a.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are no third party supplemental guarantees under the policy.

b.	Please confirm supplementally that contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

Response: The class identifier in the SEC system is the name on the front cover page of the prospectus (Flexible Premium Variable Annuity - T).

2.	Cover Page

The disclosure notes that the policies and the separate account investment choices are not bank deposits, are not federally insured, etc. Please also note that the fixed account is not a bank deposit, is not federally insured, etc.

Response: The disclosure has been revised as requested. (See page 1).

3.	Summary

Mr. Craig Ruckman

July 13, 2011

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Expenses (p. 7): Please remove the following language, here and on page 26, from the prospectus as it is not appropriate for an initial registration statement.

Note: The following section on expenses and the Annuity Policy Fee Table and expense examples only apply to policies issued after the date of this prospectus.

Response: The disclosure has been revised as requested. (See pages 7 and 27).

4.	Annuity Policy Fee Table and Expense Examples

a. Please include in the narrative preceding the contract owner transaction table that state premium taxes may also be deducted.

Response: The Flexible Premium Variable Annuity – T is a New York product and will only be sold in New York. New York does not have a premium tax. We therefore respectfully decline making this change.

b. Expense Examples (p. 12): The narrative introducing the Expense Examples states that the example assumes that the investor has purchased the Retirement Income Choice Rider 1.5 – Joint Life. Please clarify whether there is a different charge for the single life option and the joint life option under the Retirement Income Choice Rider 1.5, and make the corresponding disclosures where appropriate (e.g., the fee table, Section 5. Expenses, and Section 10. Additional Features). In addition, in the narrative introducing the Expense Examples, please clarify which allocation group is assumed for the purposes of the example.

Response: The disclosure has been revised as requested. (See page 12).

c.	Notes to Fee Table and Expense Examples (p. 12): Please move the first note to the narrative preceding the first fee table. See inst. 2 of item 3(a) of Form N-4.

Response: The disclosure has been revised as requested. (See pages 11 and 13).

d.	Notes to Fee Table and Expense Examples (p. 13): Please remove the “Maximum Surrender Charge” note as it is not applicable to this product.

Response: The disclosure has been revised as requested. (See page 13).

e.	Notes to Fee Table and Expense Examples (p. 14): In the note to the Total Portfolio Annual Operating Expenses, please delete the statement “and the Company has not and cannot independently verify the accuracy or completeness of such information.”

Response: The disclosure has been revised as requested. (See page 14).

5.	The Annuity Policy

a.	With respect to the disclosure that begins “Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, vatication, or any other type of collective investment scheme”

Mr. Craig Ruckman

July 13, 2011

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i.	Please explain supplementally what effect, if any, the representation and warranty might have on the contract if the contract owner purchases the contract for one of the reasons described in this paragraph.

ii.	Please provide any precedent that might exist for including such language in a registration statement.

iii.	Please reconcile this paragraph with the disclosure in the prospectus that states that assignments under the contract are permissible.

iv.	Please explain supplementally how this language is consistent with state insurance law, which, in some jurisdictions, permits the assignment of annuities and insurance policies.

Response: The disclosure has been deleted. (See page 15).

6.	Purchase

a.	Policy Issue Requirements (p. 15): Please include a cross-reference to the full discussion of the meaning of the term “in good order” in Section 11. Other information (p. 53) so that investors may more clearly understand the requirements applicable to policy issuance. This cross-reference should also be included in other sections of the prospectus using this term (e.g. for payments and transfer requests in Section 6. Access to Your Money at p. 31, and for due proof of death in Section 8. Death Benefit at pp 34 and 35).

Response: The disclosure has been revised as requested. (See pages 15, 23, 31 and 35).

b.	Initial Premium Requirements (p. 16): Please clarify supplementally the apparent conflict between the use of the term “policy date” in the first paragraph (“your premium must be received within 90 days of the policy date…”) and in the second paragraph (“[t]he date on which we credit your initial premium payment to your policy is generally the policy date”).

Response: Pursuant to the Internal Revenue Code, a 403(b) policy can be issued prior to the receipt of the initial premium. If the initial premium is not received within a reasonable time after issuing a 403(b) policy, however, the policy is cancelled. See Reg § 1.403(b)-8.

7.	Investment Choices

a.	Investment Choices (pp. 17-18): Please disclose the type or objective of each investment options as per item 5(c)(ii) of Form N-4.

Response: With respect to each investment choice in this registration statement, the investment choice’s name describes what type of fund it is in satisfaction of item 5(c)(ii).

b.	Addition, Deletion, or Substitution of Investments (pp. 19-20): The prospectus states that if the company closes a subaccount to new investments and transfers, and a portfolio of money market instruments is not available, “the Company will reinvest the amounts in another subaccount, or in the fixed account, if appropriate.” Please state the legal basis for the company’s ability to select an alternate investment option.

Response: The disclosure has been deleted as requested. (See page 20). In response to your question, it is not so much a question of the company’s ability to select an alternate investment

Mr. Craig Ruckman

July 13, 2011

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option, but rather the company’s need to do something with the policy owner’s investment. The “something” is, of course, what is in the best interest of the policy owner, given the owner’s allocation instructions under the circumstances, and acting for the best protection of the policy owner. The quoted disclosure, taken in this context, is intended to convey that if the owner’s allocation instructions cannot be implemented, then the best course of action (pending new instructions from the policy owner) is the follow hierarchy: First, invest the amount in a money market subaccount; second, to invest the amount in a “selected” or alternate subaccount; and third, to invest the amount in the fixed account.

It is clear that the owner did not intend (and does not want) to make a withdrawal from the policy (with respect to transfers), and that the policy owner did intend an investment in the policy (with respect to premiums). Accordingly, taking the amount out of, or preventing its investment in, the policy would clearly be contrary to the owner’s instructions and desires, and could have significant negative consequences for the owner (such as surrender charges and tax penalties, and other consequences in the case of IRAs and qualified retirement plans where there are deadlines and penalties regarding premium amounts and withdrawals).

Temporarily investing the amount in a money market subaccount keeps the amount in the contract, gives the policy owner all of the substantive protections of the Investment Company Act of 1940 (the “1940 Act”) (since the amount stays in the registered investment company, i.e., the separate account), and is intended to protect against investment (market) loss. Moreover, using a money market subaccount as a default option, where an otherwise specified subaccount is no longer available and new allocation instructions are not provided, is consistently with the AIG and American Enterprise no-action letters (although the circumstances there were fund liquidations). (AIG Life Insurance Co., Aug. 16, 2001; American Enterprise Life Insurance Co., April 30, 2002). As noted above, this is the first or primary default option.

The secondary default or “alternate” option is used only when policy owner instructions cannot be implemented and there is no money market subaccount available. The company obviously would not arbitrarily choose just any other subaccount, but would make a reasoned selection with the policy owner’s best interests in mind. This would generally mean (1) an alternate subaccount that invests in a fund that most closely matches investment objective and strategy as the unavailable option (e.g., a large-cap growth stock fund for a large-cap growth stock fund; an international stock fund for an international stock fund; an investment-grade bond fund for another investment-grade bond fund; etc.), which would be intended to best carry out the policy owner’s investment selection; or (2) a sub-account that invests in a short-term quality bond fund or similar fund, which would (in the absence of a money market fund) be intended to best preserve the policy owner’s principal. In any event, this alternate selection would keep the amount in the policy, and keep it in the separate account (hence subject to full 1940 Act protection).

The third or last default option, the fixed account, also keeps the amount in the policy and it is not subject to market loss. However, the amount is not within the registered investment company subject to 1940 Act protections.”

c.	Static Allocation Models (pp. 20-21): Please clarify that these models are the “designated allocation models” referred to in connection with the discussion of the Retirement Income Choice 1.5 rider in Section 10. Additional Features. In addition, please include cross-reference in the Retirement Income Choice 1.5 section to the disclosure found here.

Mr. Craig Ruckman

July 13, 2011

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Response: The disclosure has been revised as requested. (See page 22).

d.	Static Allocation Models (pp. 20-21): If a model is removed, please clarify whether monthly rebalancing will occur for those existing policy owners that are using the model.

Response: The disclosure has been clarified. (See page 22).

e.	Market Timing and Disruptive Trading (pp. 22-25): On pages 24-25, the prospectus states, “[i]n addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.” Please explain supplementally under what circumstances this might occur.

Response: This might occur, for example, if an underlying fund portfolio has instructed us that they will not accept any further purchases from an individual policy owner due to a past practice of disruptive trading or market timing.

8.	Expenses

On page 26, please disclose the range of current state premium taxed per instruction 1 to item 6(a) of Form N-4.

Response: The Flexible Premium Variable Annuity – T is a New York product and will only be sold in New York. New York does not have a premium tax. We therefore respectfully decline making this change.

9.	Access To Your Money

Signature Guarantee (pp. 31-32): Please remove the last sentence of this section as it is not accurate.

Response: The disclosure has been revised as requested. (See page 32).

10.	Annuity Payments (The Income Phase)

a.	Annuity Payment Options (pp. 32-33): Please bold the sentence which notes that variable annuity payments would be less if actual investment performance is less than the assumed investment performance.

Response: The disclosure has been revised as requested. (See page 33).

b.	Annuity Payment Options (pp. 32-33): Please provide additional context regarding the level of annuity benefits under each of the annuity payment options. For example, disclosure discussing the level of annuity benefits under a fixed option versus a variable option or annuity benefits for a specified period versus no period certain would aid an investor when making a decision.

Response: The disclosure has been revised as requested. (See page 33).

c.	Life Income (p.35): When describing the Guaranteed Return of Policy Proceeds, please provide a more detailed description of the “annuitized amount” in order to aid investors’ understanding of the benefits of this selection.

Mr. Craig Ruckman

July 13, 2011

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Response: The disclosure has been revised as requested. (See pages 33 and 34).

11.	Death Benefits

a.	Death Benefit (p. 34): Please clarify how the death benefit will be paid in the event the beneficiary fails to elect a payment option.

Response: The disclosure has been revised as requested. (See pages 35 and 36).

b.	Death Benefit (p. 34): The disclosure notes that there are distribution requirements that apply to the death benefit and then cross-reference to the SAI. Please summarize those distribution requirements in the prospectus.

Response: The disclosure has been revised as requested. (See page 35).

c.	Amount of Death Benefit (p. 35): Please bold the entire sentence which begins, “Please note, the death benefit terminates upon annuitization.”

Response: This disclosure has been revised as requested. (See page 36).

d.	Amount of Death Benefit (p. 35): The prospectus notes that the death benefit may be paid as a lump sum or as annuity payments. If a beneficiary selects annuity payments, please clarify whether the amount applied to the annuity payments will be subject to separate account charges such as an M&E expense.

Response: The disclosure has been revised as requested. (See page 34).

e.	Amount of Death Benefit (p. 35): Please remove the following language from the prospectus as it is not appropriate for an initial registration statement.

NOTE: The following generally applies to policies issued after the date of this prospectus.

Response: The disclosure has been revised as requested. (See page 36).

f.	Adjusted Partial Surrender (p. 36): Please include a discussion of the calculation of the adjusted partial surrender. Please also bold the sentence which begins “Under certain circumstances.”

Response: The disclosure has been revised as requested. (See page 37).

12.	Additional Features

a.	Systematic Payout Option (pp. 42-43): The prospectus states that the amount to be received is the greater of 10% of net premiums and “any gains in the policy.” The prospectus is unclear as to over what period of time these gains are measured, e.g. all gains in the policy to date or gains in the prior policy year. It is also unclear whether the payout is recalculated each year, and if so, how. Separately, it is unclear whether the adjustments to premiums for prior withdrawals is for any withdrawal or for those withdrawals of premiums. Please revise this section to address these ambiguities.

Response: The disclosure has been revised as requested. (See page 44).

Mr. Craig Ruckman

July 13, 2011

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b.	Systematic Payout Option (pp. 42-43): The prospectus states that the Systematic Payout Option may be different for the first year if the contractowner selects certain features and gives living benefit riders as an example. Please specifically identify those certain features of the contract that may cause the Systematic Payout Option to differ in the first year. Please also clarify exactly how the Systematic Payout Option will differ.

Response: The disclosure has been deleted as requested. (See page 44).

c.	Nursing Care and Terminal Condition Withdrawal Option (p. 43): Please begin this section with a brief description of the benefits which this option confers. For example, the nature of the benefit (i.e., partial or whole surrender) is not clear from the prospectus, nor is it clear whether the benefit is available to the owner of the policy if the owner is (a) a natural person and (b) not the annuitant. In addition, please describe any other conditions applicable to this option, such as minimum surrender amount, if any.

Response: This closure has been deleted. (See page 44).

d.	Dollar Cost Averaging (pp. 43-44): The prospectus notes that the policy offers two dollar cost averaging options, the Traditional and the Special. In the two paragraphs following the identification of these programs, the disclosure notes certain features that are unique to each program. Please move the disclosure in those two paragraphs to the description of the corresponding dollar cost averaging option. For example, the disclosure notes that the minimum required amount to start a 6-month program is $3,000. Please include that in the description of the Special dollar cost averaging program. Also, the disclosure notes the minimum and maximum number of transfers that are available. Please move that disclosure into the description of the Traditional dollar cost averaging program. Lastly, note generally the source accounts available under each program.

Response: The disclosure has been revised as requested. (See page 45).

e.	Dollar Cost Averaging (p. 44): Please disclose the “necessary information” required to begin a dollar cost averaging program. Also, please include a cross-reference to the explanation of the term “in good order” set forth in Section 11. Other Information.

Response: The disclosure has been revised as requested. (See page 45).

f.	Dollar Cost Averaging (p. 44): Please clarify the “minimum required amount” to begin a Traditional dollar cost averaging program.

Response: The disclosure has been revised as requested. (See page 45).

g.	Dollar Cost Averaging (p. 44): Please disclose in this section that dollar cost averaging is not available if the Retirement Income Choice 1.5 Rider is selected. Please also disclose the result if a contractowner selects a dollar cost averaging program, and then subsequently while the dollar cost averaging program is still in effect, selects the Retirement Income Choice 1.5 Rider.

Response: The disclosure has been revised as requested. (See page 46). The disclosure in the Retirement Income® 1.5 rider has also been revised. (See page 48).

h.

Dollar Cost Averaging (pp. 48-49): Under the section “Note Carefully”, in the third “If-then” portion of disclosure, please add the bracketed phrase (or some approximation thereof); “we will, absent new

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July 13, 2011

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instructions to the contrary, allocate the additional premium [among the selected subaccounts] as identified in the previous Dollar Cost Averaging program.”

Response: The disclosure has been revised as requested. (See page 46).

i.	Retirement Income Choice 1.5 Rider (p. 45): Please specifically state whether the rider may be purchased at the policy effective date, or at any time thereafter during the accumulation date.

Response: The disclosure has been revised as requested. (See pages 46 and 47).

j.	Retirement Income Choice 1.5 Rider – Rider Withdrawal Amount (p. 47): Please bold the following sentence: “Excess withdrawals may cause you to lose the benefit of the rider.”

Response: The disclosure has been revised as requested. (See page 49).

k.	Retirement Income Choice 1.5 Rider – Withdrawal Base (p. 47): The prospectus notes that the withdrawal base on the rider date is the policy value less any premium enhancement. Please confirm supplementally that this contract does not offer a premium enhancement, and delete any references to premium enhancements found in the prospectus.

Response: This policy does not contain a premium enhancement. The disclosure has been revised as requested. (See page 49).

l.	Retirement Income Choice 1.5 Rider – Automatic Step-Up (p. 48): The disclosure states that the withdrawal percentage will increase if the contractowner has crossed into another age band prior to the step-up. Please specifically note that this increase is part of the automatic step-up, and if no automatic step has occurred then there will be no withdrawal percentage increase.

Response: The disclosure has been revised as requested. (See page 50).

m.	Retirement Income Choice 1.5 Rider – Automatic Step-Up Opt Out (p. 53): Please highlight the last sentence of this section.

Response: The disclosure has been revised (bolded) as requested. (See page 50).

n.	Retirement Income Choice 1.5 Rider – Designated Allocation Models (p. 49): This section notes that the contractowner must designate 100% of policy value to one or more designated allocation models. Please confirm supplementally that a contractowner may simultaneously invest in more than one designated allocation model.

Response: The disclosure has been revised by deleting the words “or more” from the sentence referenced in this comment. (See page 51). To clarify, a policy owner may only invest in one designated allocation model at a time.

o.	Retirement Income Choice 1.5 Rider – Designated Allocation Models (p. 49): If contractowners may allocate policy value to more than one designated allocation model simultaneously, please explain how the fees are apportioned if your assets are invested in more than one allocation model.

Response: A policy owner may only invest in one designated allocation model at a time.

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July 13, 2011

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p.	Retirement Income Choice 1.5 Rider – Designated Allocation Models (p. 49): Please explain supplementally whether an allocation model can be eliminated which would force a contractowner into a new model that bears greater fees.

Response: There is the possibility that a model could close and a new model is added that has higher net underlying portfolio fees or rider fees.

q.	Retirement Income Choice 1.5 Rider – Fees (pp. 49-50): Please revise the discussion of the fee calculation to take into account a contract owner simultaneously investing in more than one designated allocation model, if possible. Please also revise the discussion of the Base Rider Fee Adjustment for Transfers to reflect partial transfers amongst designated allocation models, if possible.

Response: A policy owner may only invest in one designated allocation model at a time.

r.	Retirement Income Choice 1.5 Rider – Example 2 (p. 51): Please revise the table to reflect a fee for Model C which is more consistent with what is shown in the fee table.

Response: The disclosure has been revised by deleting the disclosure regarding Model C since it is not relevant to Example 2. (See page 53).

s.	Retirement Income Choice 1.5 Rider – Issue Requirements (p. 57): In order to not confuse investors, please do not use double negatives when describing the Retirement Income Choice Rider 1.5 Issue Requirements.

Response: The disclosure has been revised as requested. (See page 54).

13.	Other Information

Financial Condition of the Company (p. 55): The prospectus is in section uses the capitalized term “Contract” although there appears to be no definition of this term in the prospectus. Please define this term, either in this section or earlier in the prospectus.

Response: The disclosure has been revised. (See page 57).

14.	Appendix – Death Benefit

a.	Example 2 (p. 61): Please confirm supplementally that the second footnote (beginning “The guaranteed minimum death benefit”) does not apply to this example, and delete it from the prospectus.

Response: The disclosure does not apply and has been removed. (See page 63)

b.	Hypothetical Example (p. 62): Please explain supplementally why the example shows values for a Fund rather than policy value.

Response: The disclosure has been revised to include policy value columns. (See page 64).

c.

Hypothetical Example (p. 62): In order to aid an investor’s understanding of the connection between the Net Rate of Return for Fund and the Annual Step-Up, please add a column to the table which shows the

Mr. Craig Ruckman

July 13, 2011

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end of year policy value. Please also confirm supplementally the accuracy of the calculations being made in the table.

Response: The disclosure has been revised as requested. (See page 64).

15.	Appendix – Hypothetical Example of the Withdrawal Base Calculation – Retirement Income Choice 1.5 Rider

Please revise the sixth column of the table replacing “Growth Amount” with “Withdrawal Base plus Annual Growth Credit”.

Response: The disclosure has been revised as requested. (See pages 68 and 68).

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Financial Life Insurance Company

FLEXIBLE PREMIUM VARIABLE ANNUITY - T

Issued Through

SEPARATE ACCOUNT VA QQ

By

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Prospectus

            ~~, 2011~~July 13, 2011

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Transamerica Financial Life Insurance Company. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Flexible Premium Variable Annuity - T, you can obtain a free copy of the Statement of Additional Information (SAI) dated             ~~,~~July 13, 2011. Please call us at (800) 525-6205 or write us at: Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies ~~and the~~fixed account, and separate account investment choices:

•	are not bank deposits

•	are not federally insured

•	are not endorsed by any bank or government agency

•	are not guaranteed to achieve their goal

•	are subject to risks, including loss of premium

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

4.	PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the subaccounts you choose.

5.	EXPENSES~~Note: The following section on expenses and the Annuity Policy Fee Table and expense examples only apply to policies issued after the date of this prospectus.~~

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

Full surrenders, partial surrenders, and transfers from a guaranteed period option of the fixed account may increase or decrease the amount you receive. This adjustment may apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account prior to the end of the guaranteed period option.

We deduct daily mortality and expense risk fees and administrative charges from the assets in each subaccount during the accumulation phase, at an annual rate (as a percentage of the subaccount’s value) that depend on the death benefit option that you select, as follows:

•	0.45% if you do not choose an optional guaranteed minimum death benefit

•	0.60% if you choose the Return of Premium Death Benefit

•	0.80% if you choose the Annual Step-Up Death Benefit

During the accumulation phase, we deduct an annual service charge of no more than $35 from the policy value on each policy anniversary. The charge is waived if either the policy value or the sum of all premium payments, minus all partial surrenders, is at least $50,000.

Upon full surrender, payment of a death benefit, or when annuity payments begin, we will deduct state premium taxes, if applicable.

We deduct a daily fund facilitation fee from the assets in certain investment choices at an annual rate (as a percentage of the subaccount’s value) as follows:

•	0.19% if you choose the DWS Capital Growth VIP – ~~Series I~~Class A

•	~~0.19% if you choose the DWS Global Opportunities VIP – Series I~~

•	0.19% if you choose the DWS Global Small Cap Growth VIP – Class A

•	0.19% if you choose the DWS Alternative Asset Allocation Plus VIP – ~~Series II~~Class A

•	0.19% if you choose the DWS Dreman Small Mid Cap Value VIP – ~~Series II~~Class A

•	0.19% if you choose the DWS Government & Agency Securities VIP – ~~Series II~~Class A

•	0.19% if you choose the DWS High Income VIP – ~~Series II~~Class A

•	0.19% if you choose the DWS Large Cap Value VIP – ~~Series II~~Class A

•	0.19% if you choose the DWS Money Market VIP – ~~Series II~~Class A

•	0.19% if you choose the DWS Small Mid Cap Growth VIP – ~~Series II~~Class A

•	0.19% if you choose the DWS Strategic Income VIP – ~~Series II~~Class A

If you elect the Retirement Income Choice® 1.5 Rider, there is an annual rider fee during the accumulation phase of 0.45% to 1.40% depending on what designated allocation models you choose. For each additional option you elect with the rider, you will be charged a quarterly fee during the accumulation phase that is also a percentage of the withdrawal base; this fee is in addition to the rider fee for the base benefit.

The value of the net assets of the subaccounts will reflect the management fee and other expenses incurred by the underlying fund portfolios.

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See section “5. Expenses”.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Policy Owner Transaction Expenses:

Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered) Base Policy	0%
Transfer Fee	$0 - $10
Special Service Fee	$0 - $25

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $35 per policy

Separate Account Annual Expenses (as a percentage, annually, of average separate account value):

Base Separate Account Expenses:
Mortality and Expense Risk Fee	0.30%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.45%

Optional Separate Account Expenses:
Annual Step-Up Death Benefit	0.35%
Return of Premium Death Benefit	0.15%
Fund Facilitation Fee	0.19%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	0.99%

Optional Rider Fees:

Retirement Income Choice® 1.5 Rider (annual charge, a % of withdrawal base):
Designated Allocation Model A (Maximum)	2.15%
Designated Allocation Model A (Current)	1.40%
Designated Allocation Model B (Maximum)	1.75%
Designated Allocation Model B (Current)	1.00%

Designated Allocation Model C (Maximum)	1.20%
Designated Allocation Model C (Current)	0.45%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2010 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	0.46%
Highest Gross	2.33%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2010, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the Highest Fund Facilitation Fee, Annual Step-Up Death Benefit and Retirement Income Choice® 1.5 Rider - ~~Joint Life.~~Designated Allocation Group A. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$485
3 Years	$1480
5 Years	$2507
10 Years	$5227

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	$485
3 Years	$1480
5 Years	$2507
10 Years	$5227

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see “Distributor of the Policies.”

NOTES TO FEE TABLE AND EXPENSE EXAMPLES~~Annuity Policy Fee Table and Expense Examples: The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See section “5. Expenses”.~~

Policy Owner Transaction Expenses:~~Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium, regardless of how policy value is allocated among the investment choices. The surrender charge decreases based on the number of years since the premium payment was made.~~

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, such as overnight delivery.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in the DWS Capital Growth VIP – Class A (0.19%), DWS Global Opportunities VIP – Class A (0.19%), DWS Alternative Asset Allocation Plus – Class A (0.19%), DWS Dreman Small Mid Cap Value VIP – Class A (0.19%), DWS Government & Agency Securities VIP – Class A (0.19%), DWS High Income VIP – Class A (0.19%), DWS Large Cap Value VIP – Class A (0.19%), DWS Money Market VIP – Class A (0.19%), DWS Small Mid Cap Growth – Class A (0.19%) and DWS Strategic Income VIP – Class A (0.19%). See section “5. Expenses”.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses, the Annual Stup-Up Death Benefit fee, plus the Fund Facilitation fee, but does not include any annual optional rider fees. The death benefits are mutually exclusive.

Optional Rider Fees:

Optional Rider Fees: In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Retirement Income Choice® 1.5 Rider - base benefit: The fee is a percentage of the withdrawal base. The withdrawal base on the rider date is the policy ~~value (less any premium enhancement, if the rider is added in the first policy~~

~~year).~~value. During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments. After the first anniversary, the base benefit rider fees can increase when there is an automatic step-up.

Total Portfolio Annual Operating Expenses:

Total Portfolio Annual Operating Expenses: The fee table information relating to the underlying fund portfolios was provided to the Company by the underlying fund portfolios, their investment advisors or ~~managers, and the Company has not and cannot independently verify the accuracy or completeness of such information.~~managers. Actual future expenses of the portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

Expense Examples:

Expense Examples: The Example does not reflect transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

1.	THE ANNUITY POLICY

~~This prospectus describes the Flexible Premium Variable Annuity – T policy offered by the Company. This prospectus generally describes policies issued on or after the date of this prospectus.~~

This prospectus describes the Flexible Premium Variable Annuity – T policy offered by the Company.

An annuity is a contract between you, the owner, and an insurance company (in this case the Company), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed until you take money out of your annuity. After you annuitize, your annuity switches to the income phase.

The policy is a flexible premium deferred variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a “flexible premium” annuity because after you purchase it, you can generally make additional investments of $50 or more until the annuity commencement date. You are not required to make any additional investments.

The policy is a “variable” annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. You could lose the amount you allocate to the separate account. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment choices for the income phase.

The policy also contains a fixed account. The fixed account offers interest at rates that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.~~Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme. Your contract is not intended or designed to be traded on any stock exchange or secondary market. By purchasing this contract, you represent and warrant that you are not using the contract, or any of its riders for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme.~~

2.	PURCHASE

Policy Issue Requirements

The Company will not issue a policy unless:

•	~~the Company receives in good order (at our Administrative and Service Office) all information needed to issue the policy;~~

•	the Company receives in good order (See Section 11. OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order) all information needed to issue the policy;

•	the Company receives in good order (at our Administrative and Service Office) a minimum initial premium payment; and

•	the annuitant, owner, and any joint owner are age 90 or younger (the limit may be lower for qualified policies).

We reserve the right to reject any application or premium payment.

subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, the Company will notify you and request a reallocation of the amounts invested in the eliminated subaccount.

~~Similarly, the Company may, at its discretion, close a subaccount to new investment (either transfers or premium payments). Any amounts that would otherwise be invested in a closed subaccount (for premium allocations, portfolio rebalancing, dollar cost averaging, automatic checking account or payroll deductions for period premiums, etc.) will, if you do not provide instructions for a new allocation be invested in the subaccount that invests in a portfolio of money market instruments. If a portfolio of money market instruments is unavailable, the Company will reinvest the amounts in another subaccount, or in the fixed account, if appropriate.~~

Similarly, the Company may, at its discretion, close a subaccount to new investment (either transfers or premium payments).

~~In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (1) operated as a management company under the 1940 Act or any other form permitted by law, (2) deregistered under the 1940 Act in the event such registration is no longer required or (3) combined with one or more other separate accounts. To the extent permitted by applicable law, the Company also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts, or (5) add new underlying fund portfolios, or substitute a new fund for an existing fund.~~

If you allocate premium to a subaccount that is closed to new investment, we will request new instructions. If we do not receive new instructions, the requested transaction will be canceled and the premium will be returned.

In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (1) operated as a management company under the 1940 Act or any other form permitted by law, (2) deregistered under the 1940 Act in the event such registration is no longer required or (3) combined with one or more other separate accounts. To the extent permitted by applicable law, the Company also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts, or (5) add new underlying fund portfolios, or substitute a new fund for an existing fund.

Static Allocation Models

A Static Allocation Model is an allocation strategy comprised of two or more underlying fund portfolios that together provide a unique allocation mix not available as a single underlying fund portfolio. Policy owners that elect a Static Allocation Model directly own subaccount units of the underlying fund portfolios that comprise a particular model. In other words, a Static Allocation Model is not a group of underlying fund portfolios with one

•	~~15%~~36% – DWS Government & Agency Securities VIP – ~~Series II~~Class A

•	6% – DWS Strategic Income VIP – ~~Series II~~Class A

•	~~11% –~~

•	4% – Transamerica MFS International Equity VP – Initial Class

•	~~15% –~~

•	31% – Transamerica JPMorgan Core Bond VP – Initial Class

Subject to any approval, notice or consent required by applicable laws we may:

•	add models without prior notice;

•	remove or substitute models; and

•	substitute subaccounts within any available model.

If we remove a model, existing policy owners that are using the model at the time it is removed may continue to use it. They will need to elect to continue to have rebalancing apply to their policy. The removed model will not be available for newly issued policies nor will existing policies be able to switch to the removed model.

These Static Allocation Models are generally available for use with the Retirement Income Choice® 1.5 rider (the designated allocation models). See Section 10. ADDITIONAL FEATURES – Retirement Income Choice® 1.5 Rider.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the Company’s general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued.

If you select the fixed account, your money will be placed with the Company’s other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of each annuity payment you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase.

We reserve the right to refuse any premium payment or transfer to the fixed account.

Transfers

During the accumulation phase, you may make transfers to or from any investment choice within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:

•	Transfers at the end of a guaranteed period.

•	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from a guaranteed period option of the fixed account must be at least $50. If less than $500 remains as a result of the transfer, then we reserve the right to include that amount in the transfer. Transfer requests must be received in good order at our Administrative and Service Office while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. See Section 11. OTHER INFORMATION – Sending Forms and Transaction Requests in Good Order.

The number of transfers permitted may be limited and a $10 charge for each transfer in excess of 12 in any policy year may apply. We reserve the right to prohibit transfers to the fixed account.

During the income phase, you may transfer values out of any subaccount; however, you cannot transfer values out of the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the annuity units in the subaccount from which the transfer is being made.

Market Timing and Disruptive Trading

Statement of Policy. This variable insurance product was not designed for the use of market timers or frequent or disruptive traders. (Frequent transfers are considered to be disruptive.) Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other policy owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)	dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2)	an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3)	increased brokerage and administrative expenses.

These costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

5.	EXPENSES

~~Note: The following section on expenses and the Annuity Policy Fee Table and Expense Examples only apply to policies issued after the date of this prospectus.~~

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. We may also pay distribution expenses out of this charge.

During the accumulation phase:

•	The mortality and expense risk fee is at an annual rate of 0.30% if no guaranteed minimum death benefit is elected.

•	For the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 0.45%.

•	For the Annual Step-Up Death Benefit, the daily mortality and expense risk fee is at an annual rate of 0.65%.

During the income phase, the mortality and expense risk fee is at an annual rate of 0.30%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

•	you begin receiving annuity payments;

•	you surrender the policy; or

•	a death benefit is paid.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Special Service Fees

We will deduct a charge for special services, such as overnight delivery, up to $25 per service provided.

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the annuity commencement date. If you make more than 12 transfers per year, we reserve the right to charge $10 for each additional transfer. Premium payments, Asset Rebalancing, and Dollar Cost Averaging transfers do not count as one of your free transfers. All transfer requests made at the same time are treated as a single transfer.

6.	ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your policy in the following ways:

•	by making a surrender (either a full or partial surrender); or

•	by taking systematic payouts (See “Section 10, Systematic Payout Option” for more details).

Surrenders

If you take a full surrender, you will receive your cash value.

If you want to take a partial surrender, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the surrender from each of the investment choices in proportion to the policy value.

Remember that any surrender you take will reduce the policy value, and the amount of the death benefit. See “Section 8, Death Benefit”, for more details. A partial surrender also may have a negative impact on certain other benefits and guarantees of your Contract.

Surrenders from qualified policies may be restricted or prohibited.

Income taxes, federal tax penalties and certain restrictions may apply to any surrenders you make.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other surrenders, either full or partial.

If your policy was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a surrender, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven days from the date we receive in good order all required information at our Administrative and Service Office. We may defer such payment from the separate account if:

•	the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;

•	an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or

•	the SEC permits a delay for the protection of owners.

Transfers of amounts from the subaccounts also may be deferred under these circumstances. In addition, if, pursuant to SEC rules, the Transamerica AEGON Money Market VP portfolio suspends payment of redemption proceeds in connection with a liquidation of the portfolio, then we may delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the Transamerica AEGON Money Market VP portfolio until the portfolio is liquidated.

~~Any payment or transfer request which is not in good order will cause a delay.~~

Any payment or transfer request which is not in good order will cause a delay. See Section 11. OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policy owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium payment check has cleared your bank.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee or Notary Public Stamp as required by us) for the following transaction requests:

•	Any surrenders over $250,000;

•	Certain surrenders on or within 15 days of an address change;

•	Any disbursement request made on or within 15 days of an ownership change;

•

Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

•	Any surrender when the Company does not have an originating or guaranteed signature on file;

•	Any other transaction where we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 552-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

•	National and state banks;

•	Savings banks and savings and loan associations;

•	Securities brokers and dealers; and

•	Credit Unions.

~~The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.~~ The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

7.	ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us notice with the information we need. New annuity commencement dates less than 30 days after we receive notice of the change require prior approval. The latest maximum annuity commencement date generally cannot be after the policy month following the month in which the annuitant attains age 95.The earliest annuity commencement date is at least thirty days after you purchase your policy.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse continues the policy).

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides several annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments. If the adjusted policy value on the annuity commencement date is less than $2,000, we reserve the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

In deciding on which annuity payment option to elect, you must decide if fixed or variable payments are better for you. If you choose to receive fixed payments, then the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) you select. The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance (net of fees and expenses) exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain constant. If actual investment performance (net of fees and expenses) exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance (net of fees and expenses) is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

You must also decide if you want your annuity payments to be guaranteed for the annuitant’s lifetime, a period certain, or a combination thereof. Generally, payments will be lower if you combine a period certain, guaranteed amount, or liquidity with a lifetime guarantee (e.g., Life Income with 10 years Certain and Life with Guaranteed Return of Policy proceeds). Likewise, payments will also generally be lower the longer the period certain (because you are guaranteed payments for a longer time).

The annuity payment options are explained below. Some options are fixed only and some can be fixed or variable.

Income for a Specified Period (fixed only). We will make level payments only for a fixed period. No funds will remain at the end of the period.

If your policy is a qualified policy, this payment option may not satisfy minimum required distribution rules. Consult a tax advisor before electing this option.

Income of a Specified Amount (fixed only). Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

If your policy is a qualified policy, this payment option may not satisfy minimum required distribution rules. Consult a tax advisor before electing this option.

Life Income. You may choose between:

•	~~No Period Certain (fixed or variable)-Payments will be made only during the annuitant’s lifetime.~~

•	No Period Certain (fixed or variable)-Payments will be made only during the annuitant’s lifetime. The last payment will be the payment immediately before the annuitant’s death.

•	10 Years Certain (fixed or variable)-Payments will be made for the longer of the annuitant’s lifetime or ten years.

•

Guaranteed Return of Policy Proceeds (fixed only)-Payments will be made for the longer of the annuitant’s lifetime or until the total dollar amount of payments we made to you equals the annuitized amount (i.e., the adjusted policy value).

Joint and Survivor Annuity. No Period Certain (fixed or variable)-Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with the Company. Some annuity payment options may not be available for all policies.

NOTE CAREFULLY

IF:

•	you choose Life Income with No Period Certain or a Joint and Survivor Annuity with No Period Certain; and

•	the annuitant dies (or both joint annuitants die) before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

•	we may make only one (two, three, etc.) annuity payments.

IF:

•	you choose Income for a Specified Period, Life Income with 10 Years Certain, Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and

•	the person receiving payments dies prior to the end of the guaranteed period;

THEN:

•	the remaining guaranteed payments will be continued to a new payee, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee’s address of record. The person receiving payments is responsible for keeping the Company informed of his/her current address.

You must annuitize your policy no later than the maximum annuity commencement date specified in your policy (earlier for certain distribution channels). If you do not elect an annuity payment option, the default option will be Life with 10 Years Certain option. Please note, all optional benefits (including guaranteed minimum death benefits and living benefits) terminate upon annuitization.

8.	DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies during the accumulation phase. If there is a surviving owner(s) when the annuitant dies, the surviving owner(s) will receive the death benefit instead of the listed beneficiary. The person receiving the death benefit may choose an annuity payment option (if you pick a variable annuity payment option fees and expenses will apply), or may choose to receive a lump sum.

We will determine the amount of and pay the death benefit proceeds, if any are payable on a policy, upon receipt at our Administrative and Service Office of satisfactory proof of the annuitant’s death, written directions from each eligible recipient of death benefit proceeds regarding how to pay the death benefit, and any other documents, forms and information that we need (collectively referred to as “due proof of death”).

Please Note: ~~Such due proof of death must be submitted in good order to avoid a delay in processing the death benefit claim.:~~ Such due proof of death must be submitted in good order to avoid a delay in processing the death benefit claim. Due proof requires selecting a payment option. See Section 11. OTHER INFORMATION – Sending Forms and Transaction Requests in Good Order.

The death benefit proceeds remain invested in the separate account in accordance with the allocations made by the policy owner until the beneficiary has provided us with due proof of death. Once the Company receives due proof of death, then investments in the separate account may be reallocated in accordance with the beneficiary’s instructions. The Company may permit the beneficiary to give a “one-time” instruction to reallocate the investments in the separate account to the money market fund after the death of the annuitant but before receiving due proof of death. If there is more than one beneficiary, all beneficiaries must agree to the reallocation instructions.

When We Pay A Death Benefit

We will pay a death benefit IF:

•	you are both the annuitant and sole owner of the policy; and

•	you die before the annuity commencement date.

We will pay a death benefit to you (owner) IF:

•	you are not the annuitant; and

•	the annuitant dies before the annuity commencement date.

If the only person receiving the death benefit is the surviving spouse, then he or she may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit. All surrender charges will be waived.

When We Do Not Pay A Death Benefit

We will not pay a death benefit IF:

•	you are not the annuitant; and

•	you die prior to the annuity commencement date.

Please note the new owner (unless it is the deceased owner’s spouse) must generally surrender the policy within five years of your death.

~~Distribution requirements apply to the policy value upon the death of any owner. These distribution requirements are detailed in the SAI.~~

Distribution requirements apply to the policy value upon the death of any owner. Generally, upon the owner’s death (who is not the annuitant) the entire interest must be distributed within five years. See the SAI for a more detailed discussion of the distribution requirements under the Code.

Deaths After the Annuity Commencement Date

The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:

•	you are not the annuitant; and

•	you die on or after the annuity commencement date; and

•	the entire interest in the policy has not been paid;

THEN:

•	the remaining portion of such interest in the policy will continue to be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

IF:

•	you are the owner and annuitant; and

•	you die after the annuity commencement date; and

•	the annuity payment option you selected did not or no longer has a guaranteed period;

THEN:

•	no additional payments will be made (there is no death benefit).

Succession of Ownership

If an owner dies during the accumulation phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

•	any surviving owner;

•	primary beneficiary;

•	contingent beneficiary; or

•	owner’s estate.

Amount of Death Benefit

The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option, if any, you choose when you buy the policy. The “base policy” death benefit will generally be the greater of:

•	the policy value on the date we receive the required information in good order at our Administrative and Service Office;

•

and the guaranteed minimum death benefit, if any, (discussed below), plus premium payments, less adjusted partial surrenders, from the date of death to the date the death benefit is paid. Please see “Appendix – Death Benefit” for illustrative examples regarding Death Benefit calculations.

Please note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefit

~~NOTE: The following generally applies to policies issued after the date of this prospectus.~~

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Annual Step-Up Death Benefit

Under this option, on each policy anniversary prior to your 81st birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. This “step-up” death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary prior to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday; plus

•	any premium payments since the date of any policy anniversary with the largest policy value; minus

•	any adjusted partial surrenders since the date of the policy anniversary with the largest policy value.

The Annual Step-Up Death Benefit is not available if you or the annuitant is 76 or older on the policy date. There is an extra charge for this death benefit of 0.35% annually.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	total premium payments; less

•	any adjusted partial surrenders as of the date of death.

This benefit is not available if you or the annuitant is 86 or older on the policy date. There is an extra charge for this death benefit of 0.15% annually.

Please note: You will not receive an optional guaranteed minimum death benefit if you do not choose one when you purchase your policy. Dollar cost averaging is not available if the Retirement Income Choice® 1.5 rider has been elected.

The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Guaranteed Minimum Death Benefit. The application and operation of the Guaranteed Minimum Death Benefit are governed by the terms and conditions of the policy form and riders.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the dollar amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of surrender. It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid could be less than the total premium payments.

The formula used to calculate the adjusted partial surrender amount is: Adjusted partial surrender = (amount gross partial surrender * value current death proceeds immediately prior to the gross partial surrender ) / policy value immediately prior to the gross surrender.

We have included a detailed explanation of this adjustment with examples in the “Appendix – Death Benefit.” This is referred to as “adjusted partial surrender” in your policy. If you have a qualified policy, minimum required distributions rules may require you to request a partial surrender.

9.	TAXES

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Policies in General

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until taken out. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes.

Guaranteed Lifetime Withdrawal Benefits

We may make available, as options under the policy, certain guaranteed lifetime withdrawal and other optional benefits. If your policy contains a guaranteed lifetime withdrawal benefit rider the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may limit the value of these optional benefits. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed lifetime withdrawal benefit rider for a qualified policy.

10.	ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular withdrawals (i.e., partial surrenders) from your policy by using the Systematic Payout Option. Under this option, you can receive the greater of (1) or (2), divided by the number of withdrawals made per year, where: (1) up to 10% of your premium payments (reduced by prior withdrawals in that policy year); and (2) is any gains in the policy. For amounts greater than 10% of your premium payments, you must receive prior Company approval. The amount of your payment is established when you select the option. The amount available is recalculated on each policy anniversary thereafter while the Systematic Payout Option is in effect.

Systematic withdrawals can be made monthly, quarterly, semi-annually, or annually. Each withdrawal must be at least $50. Monthly and quarterly withdrawals must generally be made by electronic funds transfer directly to your checking or savings account.

If you request an additional withdrawal while a Systematic Payout Option is in effect, then the Systematic Payout Option will terminate.

Keep in mind that partial withdrawals under the Systematic Payout Option may be taxable, and if made before age 59 1/2, may be subject to a 10% federal penalty tax.

~~Please note, if you elect certain features (e.g. living benefit riders) your Systematic Payout Option may be different for the first year.~~

There is no charge for this benefit.

~~Nursing Care and Terminal Condition Withdrawal Option~~

~~This benefit is available to the annuitant or annuitant’s spouse if the owner is not a natural person.~~

~~You may exercise this benefit at any time (during the accumulation phase) if you or your spouse has been:~~

~~•~~	~~confined in a hospital or nursing facility for 30 days in a row after the policy issue date; or~~

~~•~~	~~diagnosed with a terminal condition after the policy issue date (usually a life expectancy of 12 months or less).~~

~~There is no restriction on the maximum amount you may surrender under this benefit and no charge for this benefit.~~

~~This benefit may vary for certain policies, may not be available for all policies, and may not be available in all states.~~

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically make transfers into one or more variable subaccounts in accordance with your allocation instructions. This is known as Dollar Cost Averaging. While Dollar Cost Averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high, it does not guarantee profits or assure that you will not experience a loss.

There are two Dollar Cost Averaging programs available under your policy:

•

Traditional – ~~You may specify the dollar amount to be transferred or the number of transfers. Transfers will begin as soon as the program is started.~~You may specify the dollar amount to be transferred or the number of transfers. Transfers will begin as soon as the program is started. A minimum of $500 per transfer is required. The minimum number of transfers is 6 monthly or 4 quarterly, and the maximum is 24 monthly or 8 quarterly. You can elect to transfer from either the fixed account or money market (see the Dollar Cost Averaging election form).

•

Special – You may only elect either a six or twelve month program. Transfers will begin as soon as the program is started. You cannot transfer from another investment choice into a Special Dollar Cost Averaging program. This program is only available for new premium, requires transfers from a fixed source, and may credit a higher or lower interest rate than a traditional program. A minimum of $500 per transfer is required ($3,000 or $6,000 to start a 6-month or 12-month program, respectively).

~~A minimum of $500 per transfer is required. A minimum of $3,000 is required to start a 6-month program and $6,000 is required to start a 12-month program. The minimum number of transfers is 6 monthly or 4 quarterly, and the maximum is 24 monthly or 8 quarterly.~~

A Dollar Cost Averaging program will begin once we have received in good order all necessary transfer information and the minimum required amount (see above). See also Section 11. OTHER INFORMATION – Sending Forms and Transaction Requests in Good Order. Please note: Dollar Cost Averaging programs will not begin on the 29th, 30th, or 31st. If a program would have started on one of those dates, it will start on the 1st business day of the following month. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.

~~You can elect to transfer from one of the fixed or variable sources listed on the Dollar Cost Averaging election form (only fixed sources are available for special Dollar Cost Averaging programs).~~

~~A Dollar Cost Averaging program will begin once we have received in good order all necessary information and the minimum required amount. Please note: Dollar Cost Averaging programs will not begin on the 29th, 30th, or 31st. If a program would have started on one of those dates, it will start on the 1st business day of the following month. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.~~

NOTE CAREFULLY:

IF:

•	we do not receive all necessary information to begin an initial Dollar Cost Averaging program within 30 days of allocating the minimum required amount to a Dollar Cost Averaging program; or

•	we do not receive the minimum required amount to begin an initial Dollar Cost Averaging program within 30 days of allocating an insufficient amount;

THEN:

•	any amount in a fixed source will be transferred to the money market investment choice; and

•	any amount in a variable source will remain in that variable investment choice; and

•	new instructions will be required to begin a Dollar Cost Averaging program.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed and the additional premium meets the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, start a new Dollar Cost Averaging program using the previous instructions.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed, and the additional premium does not meet the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, allocate the additional premium among the subaccounts as identified in the previous Dollar Cost Averaging program.

IF:

•	you discontinue a Dollar Cost Averaging program before its completion;

THEN:

•	we will, absent new instructions to the contrary, transfer any remaining balance directly into the subaccounts in the Dollar Cost Averaging instructions.

~~You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions.~~

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions. Dollar cost averaging is not available if the Retirement Income Choice® 1.5 rider has been elected.

There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies, may not be available for all policies, and may not be available in all states. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called Asset Rebalancing and can be started and stopped at any time. However, we will not rebalance if you are in the Dollar Cost Averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to start Asset Rebalancing. Asset Rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

There is no charge for this benefit.

Retirement Income Choice® 1.5 Rider

You may elect to purchase the optional Retirement Income Choice® ~~1.5 rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in one of the designated allocation models which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a~~

~~qualified tax advisor before electing the Retirement Income Choice~~ 1.5 rider when you purchase your policy or anytime thereafter during the accumulation phase (if the Retirement Income Choice® 1.5 rider is then being offered and you meet the issue requirements) which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in one of the designated allocation models which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income Choice® 1.5 rider for a qualified policy. If you elect the Retirement Income Choice® 1.5 rider you cannot elect another GLWB.

Retirement Income Choice® 1.5 – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary because your policy value goes to zero by other than an excess withdrawal, as payments from us for life), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s (or surviving spouse’s if the joint life option is elected) death (unless your withdrawal base is reduced to zero because of an “excess withdrawal”; see Withdrawal Base Adjustments and Rider Death Benefit Adjustments, below). A rider year begins on the rider date and thereafter on each anniversary of that date.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion.

See the “Appendix – Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders – Retirement Income Choice® 1.5 Rider” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•

The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your withdrawal percentage may be, the higher the withdrawal base due to growth may be, and the more opportunities you will have to lock in a higher withdrawal base. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

•

All policy value must be allocated to one of the designated allocation models. You should consult with your registered representative to assist you in determining whether these allocation models are suited for your financial needs and risk tolerance. You may not elect both dollar cost averaging and the Retirement Income Choice® 1.5 rider. You must terminate any dollar cost averaging program before you can elect the Retirement Income Choice® 1.5 rider.

•	Cumulative withdrawals in any rider year that are in excess of the rider withdrawal amount are excess withdrawals.

•	An excess withdrawal may impact the withdrawal base on a greater than dollar-for-dollar basis.

•	Upon the death of the annuitant (or the death of the surviving spouse if the joint option is elected), the Retirement Income Choice® 1.5 rider terminates and all benefits thereunder cease.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount in any rider year (after age 59) from your policy value without causing an excess withdrawal. See “Withdrawal Base Adjustments” and “Rider Death Benefit Adjustments” below.

The rider withdrawal amount is zero if the annuitant is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s 59th birthday. If the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is at least 59 years old on the rider date, then the rider withdrawal amount is equal to the withdrawal base multiplied by the withdrawal percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1/2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

•	the rider withdrawal amount described above; or

•

an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (prior to the first rider anniversary we use the policy value on the rider date and thereafter we use the policy value on the date prescribed by the IRS) and (4) amounts from the current calendar year (no carry-over from past years).

Only amounts calculated as set forth above can be used as the rider withdrawal amount. If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider. See “Appendix – Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrender – Retirement Income Choice® 1.5 Rider” for an example showing the effect of a minimum required distribution amount.

If your policy value reaches zero:

•

due to a non-excess withdrawal, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to receive benefits guaranteed by this rider after your policy value reaches zero, (i.e., payments of the rider withdrawal amount for life) you must select the amount and frequency of future payments. Once selected, the amount and frequency cannot be changed.

•	due to an excess withdrawal, then this rider terminates (as does the policy).

Please note:

•

If the rider is added prior to the annuitant’s 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•	All policy value must be allocated to one of the designated allocation models. (See “Designated Allocation Models.”)

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. The withdrawal percentage is as follows:

Age at time of first withdrawal	Withdrawal Percentage— Single Life Option	Withdrawal Percentage— Joint Life Option
59-64	4.0%	3.5%
65-74	5.0%	4.5%
≥ 75	6.0%	5.5%

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy ~~value (less any premium enhancement, if the rider is added in the first policy year).~~value. During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to excess withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	Current withdrawal base;

•	The withdrawal base immediately before the rider anniversary, increased by the growth credit, if any (see “Growth” below);

•

The policy value on any monthiversary~~SM~~ (the same day of the month as the rider date, or the next business day if our Administrative Office or the New York Stock Exchange are closed), including the current rider anniversary (see “Automatic Step-Up” below).

See “Appendix – Hypothetical Example of the Withdrawal Base Calculation – Retirement Income Choice® 1.5 Rider” which illustrates the hypothetical example of the withdrawal base calculation.

Growth. On each of the first ten rider anniversaries, we will add an annual growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The annual growth credit is equal to 5.0% of the withdrawal base immediately before the rider anniversary (i.e., withdrawal base x 0.05).

Please note: Because a withdrawal will eliminate a potential growth credit for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversary~~SM~~ during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. This comparison takes place after the application of any applicable annual growth credit. The withdrawal percentage (as indicated in the withdrawal percentage table) will also increase if you have crossed into another age band prior to the automatic step-up (however, if an automatic step-up does not occur the withdrawal percentage will not increase if a withdrawal has occurred).

On each rider anniversary the rider fee percentage may increase (or decrease) up to 75 basis points (0.75%) at the time of any automatic step-up (but will not exceed the maximum rider fee percentage in the fee table), i.e., the rider fee percentage is reset to the rider fee percentage then associated with newly issued riders. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative and Service Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Cumulative gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. If an excess withdrawal reduces the policy value to zero, this rider will terminate. Withdrawal base adjustments occur immediately following excess withdrawals. See “Appendix – Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders – Retirement Income Choice® 1.5 Rider” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is amplified if the policy value is less than the withdrawal base.

Please Note: We do not monitor for, or notify you of, excess withdrawals. If you take regular or scheduled withdrawals please pay particular attention to any excess withdrawal because your otherwise regular or scheduled non-excess withdrawals may thereafter all be excess withdrawals that reduce or eliminate your benefit on an accelerated basis.

Designated Allocation Models.

If you elect this rider, you must designate 100% of your policy value into one ~~or more~~ of the following designated allocation models:

Designated Allocation Model A

~~Conservative Allocation Model~~

Moderate Growth Allocation Model

Designated Allocation Model B

Moderate Allocation Model

Designated Allocation Model C

~~Moderate Growth Allocation Model~~

Conservative Allocation Model

Transfers between the designated allocation models are allowed as permitted under the policy; however, you cannot transfer any amount (or allocate premium payments) outside of a designated allocation model to any non-designated investment option. Within 30 days following the fifth rider anniversary (and each successive fifth rider anniversary), you can terminate this rider. Starting the next business day, you may transfer (or allocate premium payments) to a non-designated investment option. Terminating the rider will result in losing all your benefits under the rider.

Please note:

•

The earliest you can transfer (or allocate premium payments) outside of a designated allocation model to a non-designated investment option is the first business day after the fifth rider anniversary. You will be required to terminate the rider first (and lose its benefits).

•

We can change a designated allocation group or eliminate a designated allocation model at any time. If this occurs, then a policy owner will be required to reallocate 100% of their policy value to another designated allocation model.

•	The designated allocation models require rebalancing.

•	The designated allocation models are static.

Retirement Income Choice® 1.5 – Joint Life Options

If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse continues the policy).

Please note:

•	The withdrawal percentage for each “age at the time of first withdrawal” is lower if you elect this option.

•	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.

•

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	The annuitant’s spouse for purposes of this rider cannot be changed to a new spouse.

•	The rider withdrawal percentage is based on the age of the younger of the annuitant and annuitant’s spouse, if you elect this option.

(B)	is the designated allocation model fee percentage after the change minus designated allocation model fee percentage prior to the change; and

(C)	is the number of days remaining in the rider quarter divided by the total number of days within the applicable rider year.

Example 2: Calculation for third quarter fee assuming election to change from Designated Allocation Model A to Designated Allocation Model B with 40 days remaining in the rider quarter. The assumed rider year is not a leap year. Assumed withdrawal base of $104,590.16 and policy value of $95,000 transferred to the following investment allocations:

Designated Allocation Model	Fee Percentage	Fund Transfer
Model A	1.40%	-$95,000
Model B	1.00%	$95,000~~Model C~~	~~0.0%~~	~~$0.00~~

Rider fee calculation at beginning of rider quarter:

=104,590.16*0.0140*(91/365)

=1,464.26*(91/365)

=$365.06

Fee adjustment as follows:

=104,590.16*(0.010-0.0140)*(40/365)

=104,590.16*(-.004)*(40/365)

=-418.36*(40/365)

=$-45.85

Total fee assessed at end of third rider quarter (assuming no further rider fee adjustments):

=365.06 – 45.85

=$319.21

Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment will be calculated using the same formula as the rider fee and compare the fee for the remainder of the rider quarter to the initially calculated fee for the same period. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

This quarterly fee is calculated by multiplying (A) by (B) multiplied by (C), where:

(A)	is the withdrawal base change (i.e. withdrawal base after the transaction minus the withdrawal base before the transaction);

(B)	is the designated allocation model rider fee percentage (based upon the designated allocation model chosen at the time of the quarterly fee calculation);and

(C)	is the number of days remaining in the rider quarter divided by the total number of days within the applicable rider year.

Example 3: Calculation for first quarter fee assuming initial withdrawal base from Example 1 above, plus adjustment for additional premium payment of $10,000 made with 20 days remaining in the first rider quarter. The withdrawal base change equals $10,000.

Fee adjustment as follows:

=10,000*0.0140*(20/365)

=140*(20/365)

=$7.67

Total fee assessed at the end of the first rider quarter (assuming no further rider fee adjustments):

=7.67 + 349.04

=$356.71

We will also deduct all rider fees pro rata upon full surrender of the policy or other termination of the rider.

Retirement Income Choice® 1.5 Rider Issue Requirements

The Company will ~~not~~generally issue the Retirement Income Choice® ~~1.5 rider unless:~~ 1.5 rider if:

•	the annuitant is not yet age 86 (lower if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is also not yet 86 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

Termination

The Retirement Income Choice® 1.5 rider and any additional options will terminate upon the earliest of the following:

•

the date we receive written notice from you requesting termination of the rider if such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse continued the policy as the surviving spouse);

•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount);

•	the date the policy to which this rider is attached is assigned or the owner is changed without our approval;

•	the date an excess withdrawal reduces your policy value to zero; or

•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount. Please contact us for more information concerning your options.

The Retirement Income Choice® 1.5 rider and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Retirement Income Choice® 1.5 rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

11.	OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can change the owner at any time by notifying us in writing at our Administrative and Service Office. An ownership change may be a taxable event.

Beneficiary

The beneficiary designation will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to the Company. The beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by the Company. The Company will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the

Transamerica Financial Life Insurance Company

Transamerica Financial Life Insurance Company was incorporated under the laws of the State of New York on October 3, 1947. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in all states and the District of Columbia.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the policies.

Financial Condition of the Company

We pay benefits under your ~~Contract~~policy from our general account assets and/or from your policy value held in the separate account. It is important that you understand that payments of the benefits depend upon certain factors discussed below.

Assets in the Separate Account.You assume all of the investment risk for your policy value that is allocated to the subaccounts of the separate account. Your policy value in those subaccounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. You also may be permitted to make allocations to guaranteed period options of the fixed account, which are supported by the assets in our general account. Any guarantees under a policy that exceed policy value, such as those associated with any lifetime withdrawal benefit riders and any optional death benefits, are paid from our general account (and not the separate account). Therefore, any amounts that we may be obligated to pay under the policy in excess of policy value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligation we monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets,

Death Benefit — (Continued)

Example 2

Current guaranteed minimum death benefit before surrender	$50,000
Current policy value before surrender	$75,000
Current death benefit proceeds	$75,000
Total gross partial surrender	$15,450
Adjusted partial surrender = $15,450 * (75,000/75,000)	$15,450
New guaranteed minimum death benefit (after surrender) = 50,000 - 15,450	$34,550
New policy value (after surrender) = 75,000 - 15,450	$59,550

Summary:
Reduction in the guaranteed minimum death benefit	= $	15,450
Reduction in policy value	= $	15,450

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.
~~**~~	~~The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value just prior to the surrender.~~

Death Benefit — (Continued)

Hypothetical Example

In this example, certain death benefit values at various points in time are depicted based on hypothetical assumed rates of performance. This example is for illustrative purposes only and assumes a single $100,000 premium payment by a sole owner and annuitant who is age 50. It further assumes no subsequent premium payments or withdrawals.

End of Year	Net Rate of Return for Fund*	Policy Value (No GMDB Elected)		Policy Value (Return of Premium GMDB Elected)		Return of ~~Premium~~Premium GMDB	~~Annual Step-Up~~ Policy Value (Annual Step-up GMDB Elected)		Annual Step-Up GMDB
Issue	N/A		$100,000		$100,000	$100,000		$100,000	$100,000
1	-4%		$95,550		$95,400	$100,000		$95,200	$100,000
2	18%	~~$~~	~~100,000~~$112,319	~~$~~	~~110,093~~ $112,000	$100.000		$111,574	$111,574
3	15%		$128,661		$128,128	$100,000	~~$~~	~~124,955~~ $127,418	$127,418
4	-7%		$119,076		$118,390	$100,000	~~$~~	~~124,955~~ $117,479	$127,418
5	2%		$120,922		$120,047	$100,000	~~$~~	~~124,955~~ $118,889	$127,418
6	10%		$132,470		$131,332	$100,000	~~$~~	~~124,955~~ $129,827	$129,827
7	14%		$150,420		$148,930	$100,000	~~$~~	~~140,257~~ $146,964	$146,964
8	-3%		$145,230		$143,569	$100,000	~~$~~	~~140,257~~ $141,379	$146,964
9	17%		$169,266		$167,114	$100,000	~~$~~	~~154,706~~ $164,283	$164,283
10	6%		$178,660		$176,138	$100,000	~~$~~	~~161,668~~$172,826	$172,826

*	The assumed rate does reflect the deduction of a hypothetical fund fee but does not reflect the deduction of any other fees, charges or taxes. The death benefit values do reflect the deduction of the hypothetical base policy fees and hypothetical death benefit fees. Different hypothetical returns and fees would produce different results.

APPENDIX

HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION -

RETIREMENT INCOME CHOICE® 1.5 RIDER

The following table demonstrates, on a purely hypothetical basis, the withdrawal base calculation for the Retirement Income Choice® 1.5 rider using an initial premium payment of $100,000 for a Single Life Option rider at an issue age of 80. All values shown are post transaction values.

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment		Withdrawal		Excess WB Adjustment		~~Growth Amount~~WB plus annual Growth Credit		High ~~Monthiversary~~SM Monthiversary Value		Withdrawal ~~Base~~Base (WB)		Rider Withdrawal Amount
	$100,000	$		$		$		$			$100,000	$100,000			$6,000
1	$102,000	$		$		$		$			$102,000	$100,000			$6,000
1	$105,060	$		$		$		$			$105,060	$100,000			$6,000
1	$107,161	$		$		$		$			$107,161	$100,000			$6,000
1	$110,376	$		$		$		$			$110,376	$100,000			$6,000
1	$112,584	$		$		$		$			$112,584	$100,000			$6,000
1	$115,961	$		$		$		$			$115,961	$100,000			$6,000
1	$118,280	$		$		$		$			$118,280	$100,000			$6,000
1	$121,829	$		$		$		$			$121,829	$100,000			$6,000
1	$124,265	$		$		$		$			$124,265	$100,000			$6,000
1	$120,537	$		$		$		$			$124,265	$100,000			$6,000
1	$115,716	$		$		$		$			$124,265	$100,000			$6,000
1	$109,930	$		$		$			$105,000		$124,265	$124,265	[1]		$7,456
2	$112,129	$		$		$		$			$112,129	$124,265			$7,456
2	$115,492	$		$		$		$			$115,492	$124,265			$7,456
2	$117,802	$		$		$		$			$117,802	$124,265			$7,456
2	$121,336	$		$		$		$			$121,336	$124,265			$7,456
2	$124,976	$		$		$		$			$124,976	$124,265			$7,456
2	$177,476		$50,000	$		$		$			$177,476	$174,265			$10,456
2	$175,701	$		$		$		$			$177,476	$174,265			$10,456
2	$172,187	$		$		$		$			$177,476	$174,265			$10,456
2	$167,022	$		$		$		$			$177,476	$174,265			$10,456
2	$163,681	$		$		$		$			$177,476	$174,265			$10,456
2	$166,955	$		$		$		$			$177,476	$174,265			$10,456
2	$170,294	$		$		$			$182,979		$177,476	$182,979	[2]		$10,979
3	$166,888	$		$		$		$			$166,888	$182,979			$10,979
3	$171,895	$		$		$		$			$171,895	$182,979			$10,979
3	$173,614	$		$		$		$			$173,614	$182,979			$10,979
3	$178,822	$		$		$		$			$178,822	$182,979			$10,979
3	$175,246	$		$		$		$			$178,822	$182,979			$10,979
3	$151,741	$			$20,000		$10,268	$		$		$172,711		$
3	$154,775	$		$		$		$		$		$172,711		$

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment	Withdrawal	Excess WB Adjustment	~~Growth Amount~~WB plus annual Growth Credit	High ~~Monthiversary~~SM Monthiversary Value	Withdrawal ~~Base~~Base (WB)		Rider Withdrawal Amount
3	$159,419	$	$	$	$	$	$172,711		$
3	$161,013	$	$	$	$	$	$172,711		$
3	$165,843	$	$	$	$	$	$172,711		$
3	$174,135	$	$	$	$	$	$172,711		$
3	$181,101	$	$	$	$	$	$181,101	[1]		$11,772

(1)	Automatic Step Up Applied
(2)	Growth Applied